8665 Hudson Boulevard North 651 636 6468 Suite 200 wipfli.com St. Paul, MN 55042

March 25, 2020

Audit Committee

American Church Mortgage Company

Minnetonka, Minnesota

Committee Members,

As allowable under the March 4, 2020 Order issued by the U.S. Securities and Exchange Commission, Wipfli hereby requests that the Company file an extension to the March 30, 2020 filing deadline for the American Church Mortgage Company 10-K due to complications and timing delays related to the COVID-19 pandemic.

In particular, shelter-in-place orders and office closures have resulted in disruptions to our audit staff and our engagement quality control process that have resulted in a delayed completion of the audit. We estimate that we will be able to issue our opinion on or before April 30, 2020.

/s/ Wipfli, LLP

Wipfli LLP

St. Paul, Minnesota